Exhibit 99.1

Nevada Geothermal Power to Present to Financial Institutions for US$140 Million Senior Secured Credit Facilities for the Construction of 49.5 MW Blue Mountain Geothermal Power Plant

VANCOUVER, B.C. (April 3, 2008) -- Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that it will make a presentation on April 3, 2008, to a bank group led by the joint arrangers/joint book runners Morgan Stanley and Glitnir Capital Corp. in New York. The presentation is the start of the closing/syndication process of the construction loan for NGP’s Blue Mountain Faulkner 1 geothermal power project in Nevada.

NGP seeks the US$140 Million Senior Secured Credit Facilities for the construction of the 49.5 MW Blue Mountain Faulkner I project in Nevada.

The closing of the Credit Facilities is subject to certain conditions precedent and is expected to occur on or before April 30, 2008. The proceeds of the loan will be used to repay the Bridge Loan provided by Glitnir in November 2007 and fund remaining construction of the Faulkner I geothermal power plant, geothermal well field, related infrastructure and development costs.

Subject to customary conditions precedent, at substantial completion of the project, Morgan Stanley will make an equity investment of approximately US$140 Million into a project level single purpose entity, holding the Blue Mountain Faulkner I assets. Proceeds from this investment will repay the construction loan.

“The project financing represents a significant step in the development of Nevada Geothermal Power’s first proven project.  We look forward to a continuing relationship with Morgan Stanley and Glitnir,” said Brian Fairbank, President and Chief Executive Officer.

“We are pleased to have the opportunity to work with a leader in the geothermal energy space,” said Scott Beicke, a Vice President at Morgan Stanley.

“Glitnir is proud to have been involved in the development at Blue Mountain since August 2007 and we congratulate the company on this important step forward,” said Arni Magnusson, Managing Director and Head of Glitnir's Global Sustainable Energy Group.

Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner I geothermal plant will require a 21-mile long transmission line over relatively flat, undeveloped desert land to a connection point located on utility Sierra Pacific Power Company’s 120kV-transmission line north of Mill City, Nevada.

The electric power is to be sold under a 20-year Power Purchase Agreement with Nevada Power Company.  Phase 1 at Blue Mountain is expected to commence power generation in late 2009.

About Morgan Stanley:  Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  Morgan Stanley’s broad energy portfolio increasingly includes alternative and renewable energy financing to encourage energy efficient technologies.

The Firm's employees serve clients worldwide including corporations, governments, institutions and individuals from more than 600 offices in 31 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com

About Glitnir Capital Corporation: Glitnir Capital Corporation is a wholly-owned U.S. subsidiary of Glitnir Banki hf.  Glitnir is a leading niche player in three global industry segments; seafood/food, sustainable energy, and offshore services vessels. The Glitnir group operates in Iceland, Norway, Sweden, Denmark, Finland, the UK, Luxembourg, Russia, Canada, the United States and China. Glitnir is listed on the Icelandic Stock Exchange. For more information: www.glitnirusa.com and about our global energy focus: http://www.glitnir.is/English/Business/Energy/.

About Nevada Geothermal Power Inc.:  Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Tracy Weslosky or Fred Cowans

Managing Partners

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

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